Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Kevin J. Clarke named Catalyst Paper President & Chief Executive

     RICHMOND, BC, June 16 /CNW/ - Catalyst Paper (TSX:CTL) announced, today, the appointment of Kevin J. Clarke as President and Chief Executive Officer.
Mr. Clarke is a seasoned print industry executive bringing nearly three decades of experience with World Color (Quebecor World) to his new role at
Catalyst.
     Mr. Clarke held executive positions in sales, marketing and operations and was, most recently, President, Publishing Services Group where he directed a global organization of 7,500 employees with 20 manufacturing facilities producing one billion books and 1,600 magazine titles. His achievements include major restructuring, market development, plant closure and start-up initiatives. In addition, his background includes an extensive record of business results in revenue growth, technology deployment, strategy development and cost reduction.
     "Kevin's knowledge of the marketplace and his experience in printing and publishing are well-matched with our requirements and will ensure momentum continues as Catalyst transforms its business to keep pace with the very competitive global paper industry," said Catalyst Board Chairman Michel
Desbiens.
     Mr. Clarke's appointment takes effect June 21, 2010.

     Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. The company is headquartered in
Richmond, British Columbia, Canada and its common shares trade on the Toronto
Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social
Index(R) and is also ranked by Corporate Knights as one of the 50 Best
Corporate Citizens in Canada.

     %CIK: 0001144906

     /For further information: Lyn Brown, Vice-President, Corporate Relations,
604-247-4713/
     (CTL.)

CO:  Catalyst Paper Corporation

CNW 22:00e 16-JUN-10